                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and 10-KSB    [ ] Form 20-F    [X] Form 11-K Form 10-Q and 10-QSB
                                 [ ] Form N-SAR

    For Period Ended: February 28, 1998
--------------------------------------------------------------------------------
    Nothing in this form shall be construed to imply the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
PART I REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Full Name of Registrant:              STAR MULTI CARE SERVICES, INC.
                                             99 Railroad Plaza
                                 (Address of Principal Executive Office)

                                       Hicksville, New York 11801
                                       (City, State and Zip Code)

--------------------------------------------------------------------------------
PART II RULES 12b-25(b) AND (c)
--------------------------------------------------------------------------------

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

         (c)      Not applicable.

--------------------------------------------------------------------------------
PART III NARRATIVE
--------------------------------------------------------------------------------

The Registrant has been unable to complete and file, when originally due, the quarterly report on Form 10-Q as a result of delays in completing the financial statements required by this filing on a timely basis. The delays have been caused by the integration of several accounting system into a new system.

--------------------------------------------------------------------------------
PART IV  OTHER INFORMATION
--------------------------------------------------------------------------------

    (1) Name and telephone number of person to contact in regard to this notification

    Lawrence A. Muenz                                     (516) 242-7348
    -----------------                            ------------------------------
         (Name)                                  (Area Code) (Telephone Number)


    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [X] Yes [ ] No

    As previously disclosed in Form 8-K dated February 19, 1998, the Company will establish a reserve in the period ended February 28, 1998, for $1.25 million, in connection with the administrative overpayment assessed by the Medicare intermediary and an additional reserve for $660,000 in connection with the New York State Department of Health's retroactive overpayment assessment against the Company. The Company will establish additional reserves for other items, not previously announced, as well as report an operating loss for the quarter. In total, the Company anticipates that it will report a loss of approximately $5 million for the period ended February 28, 1998.

                         STAR MULTI CARE SERVICES, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 13, 1998       By:   /s/ William Fellerman
                                 ---------------------------------------
                           Name: William Fellerman
                                 Secretary and Chief Financial Officer
                                 (Principal Financial Officer)